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                 UNITED STATES SECURITIES AND EXCHANGE COMMISSION
FORM 3                      Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
  Section 17(a) of the Public Utility Holding Company Act of 1935 or Section
                  30(f) of the Investment Company Act of 1940


1.  Name and Address of           Lowenthal         Gary                M.
    Reporting Person*             (Last)           (First)          (Middle)

                                  c/o The Boyds Collection, Ltd.
                                  350 South Street
                                                   (Street)

                                  McSherrystown      PA                17344
                                  (City)           (State)             (Zip)


2.  Date of Event Requiring       3/4/99
    Statement (Month/Day/Year)


3.  IRS Identification Number of
    Reporting Person, if an entity
    (voluntary)


4.  Issuer Name and Ticker or     The Boyds Collection, Ltd. / FOB
    Trading Symbol






                                                               SEC 1473 (7-97)

5.  Relationship of Reporting       X  Director           x  10% Owner
    Person(s) to Issuer             X  Officer (give         Other (specify
     (Check all applicable)                     title               below)
                                                below)

                                          Chief Executive Officer

6.  If Amendment, Date of
    Original (Month/Day/Year)


7.  Individual or Joint/Group       X  Form filed by One Reporting Person
    Filing (Check Applicable           Form filed by More than One Reporting
    Line)                              Person
































                                                               SEC 1473 (7-97)

           Table I -- Non-Derivative Securities Beneficially Owned


1.  Title of Security               Common Stock
    (Instr. 4)


2.  Amount of Securities            5,682,463
    Beneficially Owned
    (Instr. 4)


3.  Ownership Form:  Direct (D)     D
    or Indirect (I) (Instr. 5)


4.  Nature of Indirect
    Beneficial Ownership
    (Instr. 5)
























                                                               SEC 1473 (7-97)

1.  Title of Security
    (Instr. 4)


2.  Amount of Securities            4,492,066
    Beneficially Owned
    (Instr. 4)


3.  Ownership Form:  Direct (D)     I
    or Indirect (I) (Instr. 5)


4.  Nature of Indirect              See Note 1
    Beneficial Ownership
    (Instr. 5)




Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*   If the form is filed by more than one reporting person, see Instruction
    5(b)(v).

    Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.











                                                               SEC 1473 (7-97)

   Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security
    (Instr. 4)


2.  Date Exercisable and Expiration Date    Date Exercisable    Expiration Date
    (Month/Day/Year)


3.  Title and Amount of Securities          Title               Amount or
    Underlying Derivative Security                              Number of
    (Instr. 4)                                                  Shares


4.  Conversion or Exercise Price of Derivative Security


5.  Ownership Form of Derivative Security:  Direct (D) or
    Indirect (I) (Instr. 5)


6.  Nature of Indirect Beneficial Ownership
    (Instr. 5)


             /s/ Gary M. Lowenthal                        3/15/99
             -------------------------------       ---------------------
             **Signature of Reporting Person                Date
             Gary M. Lowenthal















                                                               SEC 1473 (7-97)

Explanation of Responses:



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.





























                                                               SEC 1473 (7-97)

                               NOTES TO FORM 3
                              GARY M. LOWENTHAL
                                March 4, 1999


1. Among the reported shares, 4,492,066 are directly held by The GJL L.L.C. The Reporting Person is the sole managing member of The GJL L.L.C., the other member of which is his wife, Justina Lowenthal. Because the Reporting Person has voting and investment control over the reported shares held by The GJL L.L.C., the Reporting Person may be deemed to be the beneficial owner of the reported shares held by such entity. However, pursuant to Rule 16a-1(a)(2) promulgated under the Securities Act of 1934, as amended, the Reporting Person disclaims that he is the beneficial owner of such shares, except to the extent of his pecuniary interest in such shares.































                                                               SEC 1473 (7-97)